Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(dollars in thousands)

	Three Months Ended March 31,	Years Ended December 31,
(in thousands)	2015	2014	2013	2012	2011	2010
Fixed charges:
Interest expense, including debt issuance cost amortization	$2,611	$4,383	$99	$117	$120	$—
Capitalized interest	1,256	283	—	—	—	—

Total fixed charges	3,867	4,666	99	117	120	—

Earnings available for fixed charges:
Pre-tax income (loss) from continuing operations	$(33,206)	$(96,308)	$(43,489)	$(32,706)	$(24,015)	$(230,376	)(3)
Add:
Fixed charges	3,867	4,666	99	117	120	—
Less:
Capitalized interest	(1,256)	(283)	—	—	—	—
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	147	246	—	—	—	—

Total earnings available for fixed charges	$(30,448)	($91,679)	($43,390)	($32,589)	$(23,895)	$(230,376)

Ratio of earnings to fixed charges (1)(2)	—	—	—	—	—	—

(1)	The Company had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.
(2)	Due to the Company’s net loss for the three months ended March 31, 2015 and for the years 2014, 2013, 2012, 2011 and 2010, its earnings were insufficient to cover its fixed charges by $34.3 million, $96.3 million, $43.5 million, $32.7 million, $24.0 million and $230.4 million, respectively.
(3)	Includes a non-cash asset impairment charge of $186.2 million to write down the value of the Company’s Nigeria oilfield assets to their estimated fair value.